Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Schedules Shareholder Conference Call Webcast

Vancouver, BC – June 16, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that the Company will host a shareholder conference call webcast to provide a business update and to discuss the Company’s plans and opportunities.

The conference call webcast will take place on Wednesday, June 22, 2011, at 10:00 a.m. Pacific/1:00 p.m. Eastern and is expected to last approximately 30 minutes. The call will include a presentation by Richard Fifer, the Company’s Executive Chairman, and shareholder questions will be addressed. To ensure that shareholder questions may be fully answered, please submit all questions at least 48 hours prior to the call so they may be grouped into general categories and addressed as time permits. To submit a question, please email info@petaquilla.com or fax to (604) 694-0063.

Shareholders and investors are invited to listen to the Company’s presentation by phone or audio webcast.

By Phone:
Dial toll-free 1-800-319-4610 in Canada and the USA. Outside of Canada and the USA, dial +1-604-638-5340. Callers should dial in 5-10 minutes prior to the scheduled start time.

A telephone replay will be available through July 22nd by dialing toll-free 1-800-319-6413 in Canada and the USA followed by access code 2115#. Outside of Canada and the USA, dial +1-604-638-9010 and use access code 2115#.

By Webcast:
Visit https://services.choruscall.com/links/petaquilla110620.html. Please log on at least 10 minutes in advance to register and download any necessary audio software. A replay of the audio webcast will be available through July 22nd.

Questions:
Questions for senior management to address during the call should be submitted via email to info@petaquilla.com or faxed to (604) 694-0063 by 10:00 a.m. Pacific/1:00 p.m. Eastern on Monday, June 20, 2011.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.
Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.